
(972) 367-2001
jareed@cclaw.com

James Andrew Reed · 3rd

⚖️ IP Protection Law 💡 Creative? Protect it | Patent | Trademark ™ | Copyright © | IP Protection Law

Dallas-Fort Worth Metroplex · **Contact info**

500+ connections

Doxile

Southern Methodist University Dedman School of Law

Experience

Co-Founder
Doxile · Part-time
Jan 2021 – Present · 10 mos
Dallas-Fort Worth Metroplex

Your ideas are everywhere. They float around in Slack, Zoom meetings, and Google documents. Doxile brings them together into one elegant workspace.

Carstens & Cahoon, LLP
5 yrs 10 mos

Senior Associate
Jan 2020 – Present · 1 yr 10 mos
Dallas-Fort Worth Metroplex

• Carstens & Cahoon, LLP is an intellectual property law firm with attorneys dedicated to helping their clients with all of their intellectual property needs – Patents, Trademarks, Copyrights, Trade Secrets, Technology related transactions, and Commercial Litigation. Their attorneys are not merely lawyers. They are also scientists, engineers, and compute ...see more

Practical Intellectual Property Practices for...

What Type of Patent Do I Need?

Associate
Nov 2016 – Jan 2020 · 3 yrs 3 mos
Dallas, TX

• Managed intellectual property portfolios including strategy and international filings. These Intellectual property portfolios included sporting good, recreational, electronic, manufacturing, and medical device portfolios
• Prepared patent applications, trademark applications, and copyright applications ...see more

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Danamraj Law Group
1 yr 9 mos

Law Clerk II
Aug 2015 – Jan 2016 · 6 mos
Dallas, TX

• Prepared Informational Disclosure Statements (including form SB08a) and filings with USPTO
• Reviewed USPTO Office Actions for claim analysis and prior art review
• Prepared formal patent drawings utilizing MS Visio for provisional and non-provis ...see more

Law Clerk I – Summer Internship
May 2014 – Jul 2015 · 1 yr 3 mos
Dallas, TX

• Prepared Informational Disclosure Statements (including form SB08a) and filings with USPTO
• Reviewed USPTO Office Actions for claim analysis and prior art review
• Prepared formal patent drawings utilizing MS Visio for provisional and non-provis ...see more

Summer Law Clerk
Carstens & Cahoon, LLP
Jul 2015 – Aug 2015 · 2 mos
Dallas, TX

• Drafted provisional and non-provisional patent applications
• Prepared responses for patent and trademark office actions
• Prepared non-infringement opinions
• Researched case law for client matters ...see more

• Researched case law for client matters ...see more

Technical Writer and Technical Advisor to Legal Department

Ziosk
Apr 2013 – May 2015 · 2 yrs 2 mos
Dallas/Fort Worth Area

• Prepared Intellectual Property Disclosures including technical documentation, for a company that is on the cutting edge of restaurant media and tabletop ordering technology
• Reviewed patent application drafts, to ensure that all technology developed by the company is enabled

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Education

Southern Methodist University Dedman School of Law

Doctor of Law (J.D.), Intellectual Property Law
2013 – 2016
Activities and Societies: • Intellectual Property Organization

• Dean's Scholarship Recipient
• Dean's Scholarship Recipient
• American Intellectual Property Law Association (AIPLA) Moot Court Team, Semi-finalist, and Quarter-finalist
• SMU Science & Technology Law Review, Staff and Article Editor
• Intellectual Property Organization, Treasurer and President

The University of Texas at Arlington

Master of Science (M.S.), Electrical and Electronics Engineering, GPA: 3.8
2012 – 2013
Activities and Societies: • IEEE • Eta Kappa Nu • Tau Beta Pi

Thesis: Investigation and Modeling of Voltage and Current Unbalance on a Three-Phase Submersible Pump, U.S. Copyright Registration Number: TX0006793026
• John M Goodwin Memorial Award Scholarship

The University of Texas at Arlington

Bachelor of Science (B.S.), Electrical and Electronics Engineering, GPA: 3.8
2007 – 2011
Activities and Societies: • IEEE, Vice President and Student Professional Awareness Conference (SPAC) Chair • Eta Kappa Nu, President • Tau Beta Pi • National Society of Collegiate Scholars

• Major GPA: 4.0
• College of Engineering Honor Roll, Fall 2008 - Fall 2011
• Dr. Floyd Cash Scholarship Award
• Gulf Coast Power Association Scholarship
• Freshman Honors Scholarship

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Licenses & certifications

National Council of Examiners for Engineering and Survey NCEES Fundamentals of Engineering (FE) Examination April 2012

NCEES
Issued Apr 2012 · No Expiration Date
Credential ID Passed the NCEES six-hour[1] Fundamentals of Engineering (FE) Examination

Volunteer experience

Partner in the LAUNCH Program

CityCentral
Jun 2020 – Present • 1 yr 5 mos
Economic Empowerment

CityCentral allows Texas entrepreneurs and professionals to work in an innovative, high-energy environment bound to meet all their needs and expectations. In 2020, City Central started it's LAUNCH Program. LAUNCH is a group of partners and a set of tools to launch or re-launch your business during these challenging times, spurred by COVID-19 limiting networking and doing business to remote techniques

See CityCentral's Spotlight on Andrew: https://citycentral.com/blog/launch-partner-spotlight-andrew-reed/

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